Solarfun Announces Completion of Strategic Investment from Hanwha Chemical Corporation and Changes to Solarfun’s Board of Directors

SHANGHAI, October 8, 2010 -- Solarfun Power Holdings Co., Ltd. ("Solarfun") (Nasdaq: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic ("PV") cells and modules in China, announced the closing of Hanwha Chemical Corporation’s (“Hanwha Chemical”) strategic investment in Solarfun.  According to the terms of the agreement,  Hanwha Chemical purchased 36,455,089 ordinary shares from Solarfun at a price of RMB14.51 (US$2.144) per ordinary share, which corresponds to a price of US$10.72 per American Depositary Share (“ADS”).  The total proceeds to Solarfun amounted to approximately US$78 million, which Solarfun currently expect to use to fund its expansion plans and for general corporate purposes.  Hanwha Chemical (009830.KS) is a leading global chemical company headquartered in Korea.

In addition, Hanwha Chemical has completed the acquisitions from Good Energies II LP (“Good Energies”) and Yonghua Solar Power Investment Holding Ltd. (“Yonghua”) of a total of 120,407,700 Solarfun ordinary shares and 1,281,011 Solarfun ADSs, representing all of the ordinary shares and ADSs held by them.  Immediately after the closing of the purchase of ordinary shares and ADSs from the Company, Good Energies and Yonghua, Hanwha Chemical owned approximately a 49.99% interest in Solarfun.

In connection with the transaction, Hanwha Chemical and Solarfun entered into a shareholders agreement that provides for, among other things, certain governance rights for Hanwha Chemical, including board representation, consent rights and registration rights, and certain obligations of Hanwha Chemical, including transfer restrictions and standstill arrangements.  As a result, effective September 16, 2010, Mr. Yonghua Lu and Mr. John Breckenridge resigned as directors and Mr. Terry McCarthy and Professor Rongqiang Cui resigned as independent directors of Solarfun.  On the same date, three designees from Hanwha Chemical, Mr. Ki-Joon Hong, Mr. Dong Kwan Kim and Mr. Wook Jin Yoon, were appointed as directors of Solarfun.

Ki-Joon Hong is the CEO of Hanwha Chemical Corporation. Prior to his current position, Ki-Joon was the CEO of Hanwha’s pharmaceutical and refinery businesses. Under his leadership, Hanwha Chemical entered into solar energy and secondary battery businesses and also actively expanded its overseas operations, forming a joint venture in Saudi Arabia and building a PVC factory in Ningbo, Zhejiang. He received a B.S. in Chemical Engineering from Seoul National University.

Dong Kwan Kim is the Managing Director, Corporate Strategy of Hanwha Corporation. His responsibilities include formulation and execution of the Hanwha Group’s solar strategy across the entire value chain from polysilicon to downstream operations. Dong Kwan brings extensive leadership and strategic development experience to Hanwha with his background as an officer in the Republic of Korea Air Force. He received a B.A. in Government from Harvard University.

Wook Jin Yoon is the Director of the investment management team at the Management & Planning headquarters of Hanwha Group.  Before assuming his current responsibility, he was the president of Hanwha Investment & Trust Company. He graduated from Seoul National University with a B.A. in Economics.

About Solarfun

Solarfun Power Holdings Ltd. (NASDAQ: SOLF) is a leading manufacturer of solar PV cells and modules in China, focusing on delivering high quality and reliable products at competitive prices.  Solarfun produces its monocrystalline and polycrystalline products at its internationally certified, vertically-integrated manufacturing facilities. Solarfun partners with third-party distributors, OEM manufacturers, and system integrators to sell its modules into large-scale utility, commercial and governmental, and residential/small commercial markets. Solarfun maintains a strong global presence with local staff throughout Europe, North America, and Asia.  Solarfun embraces environmental responsibility and sustainability by taking an active role in the photovoltaic cycle voluntary recycling program. For more information, visit: www.solarfun-power.com.   SOLF-G

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Solarfun disclaims any obligation to update or correct any forward-looking statements.

For further information, please contact:

Solarfun Power Holdings Co., Ltd.

Investor Contact:
Paul Combs
V.P. Strategic Planning
Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
P. R. China
Tel:  86-21-3852 1533 / Mobile:  86 138 1612 2768
E-mail: paul.combs@solarfun-power.com

Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Tip Fleming
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E-mail:  tfleming@ChristensenIR.com